SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of April, 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Shareholding announcement released 17 April, 2003





PRUDENTIAL PLC ANNOUNCEMENT

Schedule 11 - Notification of Interests of Directors and Connected Persons



No of Reports in announcement: 1

 1. Name of director:

    Michael McLintock
 2. Please state whether notification indicates that it is in respect of holding of the director named in 1 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

    Director named above
 3. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

    Michael McLintock
 4. Please state whether notification relates to a person(s) connected with the director named in 1 above and identify the connected person(s):

    N/A
 5. Please state the nature of the transaction. For PEP transactions please indicate whether general/single/Company on PEP and if discretionary/ non-discretionary:

    Grant of option under the Prudential Savings-Related Share Option Scheme (see sections 16-21 below)
 6. Number of shares/amount of stock acquired:

    N/A
 7. Percentage of issued class:

    N/A
 8. Number of shares/amount of stock disposed:

    N/A
 9. Percentage of issued class:

     N/A
10. Class of security:

    N/A
11. Price per share:

    N/A
12. Date of transaction:

    N/A
13. Date company informed:

    N/A
14. Total holding following this transaction:

    N/A
15. Total percentage holding of issued class following this notification:

    N/A

    If a director has been granted options by the company, please complete the following fields:
16. Date of grant:

    17 April 2003
17. Period during which or date on which exercisable:

    1 June 2008 - 30 November 2008
18. Total amount paid (if any) for grant of the option:

    N/A
19. Description of shares or debentures involved: class, number:

    5,866 ordinary shares of 5p each
20. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

    280p
21. Total number of shares or debentures over which options held following this notification:

        5,866


Additional information:


                              -ENDS-


Contact name for Enquiries

Jennie Webb

020 7548 6027

Company official responsible for making notification

John Price, Deputy Group Secretary

020 7548 3805



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 17 April, 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  John Price

                                              John Price
                                              Deputy Group Secretary